UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

RES-CARE, INC.

(Name of Subject Company)

RES-CARE, INC.

(Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

760943100

(CUSIP Number of Class of Securities)

David W. Miles

Res-Care, Inc.

9901 Linn Station Road

Louisville, Kentucky 40223

(502)394-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan K. MacDonald

Frost Brown Todd, LLC

400 West Market Street, 32nd Floor

Louisville, Kentucky 40202

(502)589-5400

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9” or “Statement”) originally filed by Res-Care, Inc., a Kentucky corporation (“ResCare” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 7, 2010, relating to the offer by Onex Rescare Acquisition, LLC, a Delaware limited liability company (“Purchaser”), an affiliate of Onex Corporation (“Onex,” and together with Purchaser and their affiliates, the “Purchaser Group”), as disclosed in the Tender Offer Statement on Schedule TO, filed by Purchaser with the SEC on October 7, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of common stock, no par value, of ResCare (the “Shares”), other than Shares owned by the Purchaser Group, at a price of $13.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 7, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal, dated October 7, 2010 (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Capitalized terms used in this amendment without definition have the respective meanings set forth in the Schedule 14D-9.

This Amendment No. 1 is being filed to reflect certain updates as reflected below. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.

SPECIAL FACTORS — 1. Purposes and Reasons for the Offer. — Background

The SPECIAL FACTORS section of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the last paragraph under the subheading “Background” in the subsection entitled “1. Purposes and Reasons for the Offer.”

“On October 18, 2010, Company A notified the Special Committee that it had no plans at that time to submit a proposal to acquire ResCare.  In addition, in connection with the expiration of the 40-day “go-shop” period on October 16, 2010, the Special Committee determined, pursuant to the Share Exchange Agreement, that the “go shop” period did not give rise to any “Excluded Parties,” the term used in the Share Exchange Agreement to describe third parties that, as of the end of the “go shop” period, met specified criteria to permit ResCare to continue to engage in negotiations with and provide due diligence access to such parties. On October 19, 2010, ResCare issued a press release announcing the expiration of the “go shop” period, the receipt of Company A’s notification, and the Special Committee’s determination, a copy of which is filed herewith as Exhibit (a)(5)(iii) and incorporated herein by reference.”

Item 9.        Exhibits.

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(iii)	Press release issued by ResCare on October 19, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

RES-CARE, INC.

	By:	/s/ DAVID W. MILES
Dated: October 19, 2010		David W. Miles Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

The following exhibit is filed herewith:

Exhibit Number	Description

(a)(5)(iii)	Press release issued by ResCare on October 19, 2010.